UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2014 (October 28, 2014)

ENGILITY HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35487	45-3854852
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	3750 Centerview Drive Chantilly, Virginia	20151
	(Address of Principal Executive Offices)	(Zip Code)

(703) 708-1400

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On October 28, 2014, Engility Holdings, Inc. (“Engility” or the “Company”) issued a press release announcing the results of the Company’s operations for the three months and nine months ended September 30, 2014. A copy of the press release is furnished herewith as Exhibit 99.1 and is hereby incorporated by reference in this Item 2.02.

As provided in General Instruction B.2 of Form 8-K, the information contained in this Item 2.02 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

On October 28, 2014, the Company and TASC, Inc. (“TASC”) issued a joint press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company and TASC agreed, subject to the terms and conditions of the Merger Agreement, to effect a strategic business combination of their respective businesses (the “Business Combination”).

As a result of the Business Combination and related mergers, the combined companies will operate under a new holding company, New East Holdings, Inc., a Delaware corporation (“New Engility”), which will be renamed “Engility Holdings, Inc.” and listed on the New York Stock Exchange (“NYSE”) under the symbol “EGL”. Following the mergers, the existing holders of TASC will own approximately 51% of the common stock of New Engility, and the stockholders of the Company will receive one share of New Engility common stock for each share of Company common stock and, collectively, own approximately 49% of the common stock of New Engility, and receive a special dividend in the amount of approximately $11.40 per share, subject to final adjustments depending on the Company’s diluted share count at time of closing. Upon completion of the mergers, the board of directors of New Engility will be expanded from 7 to 11 members, with the previous TASC majority stockholder entitled to nominate (and having the voting power to elect) the four additional board seats.

The boards of directors of each of the Company and TASC have approved the Merger Agreement and the transactions contemplated thereby.

The completion of the Business Combination is subject to the satisfaction or waiver of various conditions, including, without limitation, receipt of the approval of a majority of the outstanding shares of common stock of each of the Company and TASC; the approval for listing by the NYSE of the New Engility common stock to be issued in the transactions; the termination or expiration of the Hart-Scott-Rodino waiting period; the absence of any law or order from any court or governmental entity preventing or prohibiting the contemplated transactions; that a registration statement on Form S-4 relating to the issuance of the merger consideration will have been declared effective by the Securities and Exchange Commission; the receipt by both parties of certain tax opinions; and that each of the Company and TASC will have obtained the proceeds from the financing arrangements contemplated by the Merger Agreement.

A copy of the press release is filed herewith as Exhibit 99.2 and is hereby incorporated by reference in this Item 8.01. The terms of the Merger Agreement will be described in a subsequent filing on Form 8-K.

The Company will host a conference call and webcast to discuss the Business Combination at 5:00 p.m. Eastern Time on October 28, 2014. A copy of the slides to be presented as part of the webcast will be filed in a subsequent filing on Form 8-K.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Engility’s future prospects, projected financial results, estimated integration costs and acquisition related amortization expenses, business plans and the benefits of the business combination transaction involving Engility and TASC, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are also used to identify these forward-looking statements. These statements are based on the current beliefs and expectations of Engility’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, historical information should not be considered as an indicator of future performance.

In addition to factors previously disclosed in Engility’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Engility and TASC stockholders and obtaining the requisite financing, on the expected terms and schedule; or other delay in closing the merger; difficulties and delays in integrating the Engility and TASC businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; credit and financing risk; the inability to sustain revenue and earnings growth; the increased leverage and interest expense of the combined company, changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Engility’s stock price before closing, including as a result of the financial performance of TASC prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC and a prospectus of Engility Holdings, as well as other relevant documents concerning the proposed transaction. Engility will mail the definitive joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and

security holders may obtain a free copy of the joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility and TASC at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.Engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Engility, TASC and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

NO OFFERS OR SOLICITATIONS

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release issued by Engility Holdings, Inc. on October 28, 2014

99.2	Joint Press Release issued by Engility Holdings, Inc. and TASC, Inc. on October 28, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Engility Holdings, Inc.

Date: October 28, 2014	By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

99.1	Press Release issued by Engility Holdings, Inc. on October 28, 2014

99.2	Joint Press Release issued by Engility Holdings, Inc. and TASC, Inc. on October 28, 2014

E-1